UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Advocat, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
007586-10-0

(CUSIP Number)
Chad McCurdy
c/o Advocat, Inc.
1621 Galleria Blvd.
Brentwood TN 37027
(615) 771-7575

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
May 20, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240,13d-1(f) or 240.13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	007586-10-0

1	NAMES OF REPORTING PERSONS: Chad McCurdy I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		24,200 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		670,496 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		24,200 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

670,496 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

694,696 shares of Common Stock, composed of 629,496 shares directly owned by Marlin Capital Partners, LLC, 14,200 shares owned through Mr. McCurdy’s IRA, 10,000 shares issuable on the exercise of options held by Mr. McCurdy, 40,000 shares owned jointly by Mr. McCurdy and his wife, and 1,000 shares owned by Mr. McCurdy’s dependent child.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.24%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	007586-10-0

1	NAMES OF REPORTING PERSONS: Marlin Capital Partners, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 007586-10-0

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		629,496 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWERS:
REPORTING
PERSON		0 shares of Common Stock

WITH	10	SHARES DISPOSITIVE POWER:

629,496 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

629,496 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ Excludes shares beneficially owned by Chad McCurdy (the Managing Partner of Marlin Capital Partners, LLC), personally.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

This constitutes Amendment No. 1 ( “Amendment No. 1”) to the Statement on Schedule 13D, filed on behalf of Chad McCurdy and Marlin Capital Partners, LLC (“Marlin”), filed April 9, 2009 (the “Statement”), relating to the common stock (the “Common Stock”) of Advocat, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     The acquisition identified in Item 5(c) by Marlin was funded with $180,704.25 of the working capital of Marlin Capital Partners, LLC.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purposes of this Amendment No. 1 are: (i) to report that Mr. McCurdy has made a public statement regarding the election of directors at the Issuer’s upcoming annual meeting, which is incorporated by reference hereto; and (ii) to report that, since the filing of the Statement, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. McCurdy and Marlin.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
(a)	Mr. McCurdy beneficially owns 12.24% of the Issuer’s Common Stock, or 694,696 shares of Common Stock, composed of 629,496 shares directly owned by Marlin Capital Partners, LLC, 14,200 shares owned through Mr. McCurdy’s IRA, 10,000 shares issuable on the exercise of options held by Mr. McCurdy, 40,000 shares owned jointly by Mr. McCurdy and his wife, and 1,000 shares owned by Mr. McCurdy’s dependent child. Marlin beneficially owns 11.09% of the Common Stock of the Issuer consisting of 629,496 shares of Common Stock held directly.

(b)	Mr. McCurdy beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 24,200 shares of Common Stock

Shared Voting Power: 670,496 shares of Common Stock

Sole Dispositive Power: 24,200 shares of Common Stock

Shared Dispositive Power: 670,496 shares of Common Stock
     Mr. McCurdy shares voting power and dispositive power with his wife, Candice McCurdy, with respect to 40,000 shares owned jointly by the McCurdy’s and 1,000 shares owned by Mr. McCurdy’s dependent child. Ms. McCurdy is a homemaker. Her address is 5429 LBJ Freeway, Suite 400, Dallas, Texas 75240. During the last five years, Ms. McCurdy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Ms. McCurdy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States.
     In addition, Mr. McCurdy shares voting power and dispositive power with respect to 629,496 shares of Common Stock beneficially owned by Marlin, of which he is the Managing Partner.
     Marlin beneficially owns the following number of shares of Common Stock with:
Sole Voting Power: 0 shares of Common Stock

Shared Voting Power: 629,496 shares of Common Stock

Sole Dispositive Power: 0 shares of Common Stock

Shared Dispositive Power: 629,496 shares of Common Stock
(c)	On May 11, 2009, Marlin purchased 50,500 shares of Common Stock in an open market transaction at a price of $2.8179 per share. On May 20, 2009, Marlin purchased 8,000 shares of Common Stock in an open market transaction at a price of $3.2128 per share. On May 21, 2009, Marlin purchased 2,896 shares of Common Stock at a price of $3.25 per share. On May 22, 2009, Marlin purchased 1,000 shares at a price of $3.2859 per share.
(d)	Not applicable
(e)	Not applicable
Item 7. Material to be filed as Exhibits.
Item 7 of the Statement is hereby amended and restated in its entirety as follows:
1.	Statement by Chad McCurdy.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 27, 2009

/s/ Chad McCurdy
Chad McCurdy

EXHIBIT 1
Statement by Chad McCurdy
I have received several calls and several messages asking me if I have voted my shares and how I voted. I was part of the nominating process and have voted my shares in favor of retaining Mr. Council and Mr. Brame as members of the Board of Directors. Mr. Council is CEO of the company and should remain on the board unless he no longer serves in that position. Mr. Brame is an experienced operator that has provided a lot of insight into the operations of the business including some of the efforts currently underway to reduce our professional liability issues.
Skilled nursing facility management is not an exact science. We operate facilities in a variety of markets ranging from NFL cities to small towns with barely more than 1,000 residents. The needs of the business vary from state to state and even from facility to facility. I realize that a number of comparisons have been made between Advocat and other operators using a number of metrics. If you look at the top level occupancy numbers for our facilities at first glance it appears that we greatly lag the industry. But the numbers themselves do not tell the full story.
Many of our facilities are substantially older than our public peers. When these facilities were originally licensed there were 3 and 4 beds per room. Since the industry is now much more competitive that configuration is no longer marketable, and we now house fewer patients per room. Despite this change, our occupancy calculation can not always take this into account, resulting in an apparent lower percentage. Moreover, if you look at our occupancy by state we are close to the state averages and in some cases we exceed the state averages.
Both Risk Metrics and Glass Lewis, Institutional Advisory firms, have recommended that shareholders vote the company’s white proxy. Glass Lewis has recommended that shareholders vote in favor of the Board Nominees and Risk Metrics has recommended that shareholders vote the white proxy and abstain with respect to the company Nominees. Neither of them recommends voting with the dissident shareholders and I concur.
Being a large shareholder or having investment banking relationships does not by itself add additional value to our board. I have numerous relationships with investment bankers at very large and well respected firms as do other members of your board. We listen to what our current bankers tell and draw upon other relationships for further advice and counsel.
At this time we have three top priorities that the board and management need to be focused upon. First, we need to hire the right person to head the operations of the company. Second, we need to finish executing our plan to better manage professional liability expenses and keep more of the earnings we are generating. Third, we need to continue our focus on driving census and getting costs back inline with revenues.
I don’t think anyone is happy with our stock at its current price level. I have continued to purchase shares since I have been on the board because I believe that there is significant value represented in the company’s shares and at some point that value will be realized. The board will continue to make changes in the business as warranted and I believe that we have the right mix of skills represented on the board today. I want to encourage all of you to vote your shares on the white proxy, and I hope you will support the candidates the board has recommended.